Exhibit 99.2

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Dupixent® (dupilumab) significantly reduced severe asthma attacks in children and is the only biologic to demonstrate improvement in children’s lung function in a randomized Phase 3 trial

*	Data in children aged 6-11 further suggest Dupixent has potential to be best-in-class treatment option

*	Dupixent significantly reduced severe asthma attacks by up to 65% over one year compared to placebo

*	Significant and rapid improvement in lung function seen within two weeks and sustained for up to 52 weeks

*	Results further support well-established safety profile of Dupixent

*	U.S. and E.U. regulatory submissions for children aged 6-11 years planned by Q1 2021

PARIS and TARRYTOWN, N.Y. – October 13, 2020 – A pivotal Phase 3 trial of Dupixent® (dupilumab) met its primary and all key secondary endpoints in children aged 6 to 11 years with uncontrolled moderate-to-severe asthma. In a broad type 2 inflammatory asthma patient population, defined as having elevated eosinophils (EOS) or elevated fractional exhaled nitric oxide (FeNO), Dupixent added to standard of care significantly reduced asthma attacks (exacerbations) and improved lung function, as early as two weeks after the first dose, compared to standard of care alone. More than 90% of children in the trial had at least one concurrent type 2 inflammatory condition including atopic dermatitis and eosinophilic esophagitis. Safety results from the clinical trial were generally consistent with the known safety profile of Dupixent in patients aged 12 years and older with moderate-to-severe asthma.

“Children with uncontrolled moderate-to-severe asthma often struggle to breathe, largely because of their impaired lung function, and this can have a serious impact on their quality of life. It not only reduces their ability to participate in day-to-day activities, but can also take a huge emotional toll on the child and their family,” said John Reed, M.D., Ph.D., Global Head of Research and Development at Sanofi. “Dupixent is the only biologic shown in a controlled Phase 3 trial to improve lung function in children, which is generally consistent with results seen in the adolescent and adult trials. These positive data are especially encouraging for younger children who are struggling to manage their uncontrolled asthma.”

Despite standard-of-care therapy such as inhaled corticosteroids (ICS), children with uncontrolled moderate-to-severe asthma continue to experience symptoms such as coughing, wheezing, and difficulty breathing, and are at risk of severe asthma attacks.

For these children, this often leads to frequent hospitalizations and emergency room visits requiring use of systemic corticosteroids which can carry significant risks when used long-term. Uncontrolled asthma can cause children to miss school, and can interfere with physical activity and routine tasks including walking up stairs and playing sports. In the U.S., there are approximately 75,000 children 6-11 years old with uncontrolled moderate-to-severe asthma, and many more of these children worldwide.

“Children with moderate-to-severe asthma live with a heavy and unpredictable disease burden. Even while taking maximum treatments including inhaled corticosteroids, they suffer from multiple asthma attacks each year that may require hospitalization,” said George D. Yancopoulos, M.D., Ph.D., President and Chief Scientific Officer of Regeneron. “These impressive Phase 3 data in children with asthma show Dupixent significantly reduced annual severe asthma attacks and also improved lung function consistently across patients with markers of type 2 inflammation.”

The primary endpoint assessed the annualized rate of severe asthma attacks in two primary pre-specified populations: patients with baseline blood EOS >300 cells/ll and patients with markers of type 2 inflammation (FeNO >20 ppb or EOS >150 cells/ll). Across these two patient groups respectively, those who added Dupixent (100 mg or 200 mg every two weeks, based on weight) to standard of care experienced:

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Reduced rate of severe asthma attacks, with a 65% (p<0.0001) and 59% (p<0.0001) average reduction over one year compared to placebo (0.24 and 0.31 events per year for Dupixent vs. 0.67 and 0.75 for placebo, respectively)

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Improved lung function at 12 weeks compared to baseline by 10.15 and 10.53 percentage points for Dupixent vs. 4.83 and 5.32 percentage points for placebo (least squares mean difference for Dupixent vs. placebo of 5.3 and 5.2 percentage points, p=0.0036 and p=0.0009), respectively, as measured by percent predicted FEV1 (FEV1pp). FEV1pp is a common endpoint in pediatric asthma trials to evaluate a patient’s change in lung function compared to their predicted lung function based on a number of factors including age, height and sex, to account for children’s growing lung capacity at different stages of development. This clinically meaningful improvement in lung function was observed as early as two weeks and was sustained for up to 52 weeks.

The safety results from the trial were generally consistent with the known safety profile of Dupixent in patients aged 12 years and older with moderate-to-severe asthma. Over one year, overall rates of adverse events were 83% for Dupixent and 80% for placebo. Adverse events that were most commonly observed with Dupixent versus placebo included injection site reactions (18% for Dupixent and 13% for placebo), viral upper respiratory tract infections (12% for Dupixent and 10% for placebo), and eosinophilia (6% for Dupixent and 1% for placebo).

Dupixent is a fully-human monoclonal antibody that inhibits the signaling of the interleukin-4 (IL-4) and interleukin-13 (IL-13) proteins. Data from Dupixent clinical trials have shown that IL-4 and IL-13 are key drivers of the type 2 inflammation that plays a major role in asthma, chronic rhinosinusitis with nasal polyposis (CRSwNP), atopic dermatitis and eosinophilic esophagitis.

About the LIBERTY ASTHMA VOYAGE Trial

The Phase 3, randomized, double-blind, placebo-controlled trial evaluated the efficacy and safety of Dupixent in addition to standard-of-care maintenance therapy of medium-dose inhaled corticosteroid (ICS) with a second controller medication or high-dose ICS with or without a second controller medication. The trial enrolled 408 children aged 6 to <12 years old with uncontrolled moderate-to-severe asthma. Primary analyses were based on 259 patients with baseline (EOS >300 cells/µl) and 350 patients with markers of type 2 inflammation (baseline EOS >150 cells/ll or FeNO >20 ppb). There was no minimum biomarker requirement for enrollment.

During the 52-week treatment period, patients received subcutaneous injections of Dupixent 100 mg or 200 mg every two weeks, based on weight (100 mg for <30 kg, 200 mg for >30 kg), or placebo every two weeks.

About Dupixent

Dupixent is approved in the U.S. to treat patients aged 6 years and older with moderate-to-severe atopic dermatitis that is not well controlled with prescription therapies used on the skin (topical), or who cannot use topical therapies; for use with other asthma medicines for the maintenance treatment of moderate-to-severe eosinophilic or oral steroid dependent asthma in patients aged 12 years and older whose asthma is not controlled with their current asthma medicines; and for use with other medicines for the maintenance treatment of CRSwNP in adults whose disease is not controlled. In adolescents 12 years of age or older, it is recommended that Dupixent be administered by or under the supervision of an adult. In children younger than 12 years of age, Dupixent should be administered by a caregiver.

Outside of the U.S., Dupixent is approved for specific patients with moderate-to-severe atopic dermatitis and certain patients with asthma in a number of other countries around the world, including the EU and Japan. Dupixent is also approved in the EU and Japan to treat certain adults with severe CRSwNP.

Across all approved indications globally, more than 170,000 patients have been treated with Dupixent.

Dupilumab Development Program

To date, dupilumab has been studied in more than 10,000 patients across 50 clinical trials in various chronic diseases driven by type 2 inflammation. In addition to the currently approved indications, Sanofi and Regeneron are studying dupilumab in a broad range of diseases driven by type 2 inflammation or other allergic processes, including pediatric asthma (6 to 11 years of age, Phase 3), pediatric atopic dermatitis (6 months to 5 years of age, Phase 3), eosinophilic esophagitis (Phase 3), chronic obstructive pulmonary disease (Phase 3), bullous pemphigoid (Phase 3), prurigo nodularis (Phase 3), chronic spontaneous urticaria (Phase 3), and food and environmental allergies (Phase 2). These potential uses are investigational, and the safety and efficacy of dupilumab in these conditions have not been evaluated by any regulatory authority. Dupilumab is being jointly developed by Regeneron and Sanofi under a global collaboration agreement.

About Regeneron

Regeneron (NASDAQ: REGN) is a leading biotechnology company that invents life-transforming medicines for people with serious diseases. Founded and led for over 30 years by physician-scientists, our unique ability to repeatedly and consistently translate science into medicine has led to seven FDA-approved treatments and numerous product candidates in development, all of which were homegrown in our laboratories. Our medicines and pipeline are designed to help patients with eye diseases, allergic and inflammatory diseases, cancer, cardiovascular and metabolic diseases, pain, infectious diseases and rare diseases.

Regeneron is accelerating and improving the traditional drug development process through our proprietary VelociSuite® technologies, such as VelocImmune®, which uses unique genetically-humanized mice to produce optimized fully-human antibodies and bispecific antibodies, and through ambitious research initiatives such as the Regeneron Genetics Center, which is conducting one of the largest genetics sequencing efforts in the world. For additional information about the company, please visit www.regeneron.com or follow @Regeneron on Twitter.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

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Regeneron Forward-Looking Statements and Use of Digital Medias

This press release includes forward-looking statements that involve risks and uncertainties relating to future events and the future performance of Regeneron Pharmaceuticals, Inc. (“Regeneron” or the “Company”), and actual events or results may differ materially from these forward-looking statements. Words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. These statements concern, and these risks and uncertainties include, among others, the impact of SARS-CoV-2 (the virus that has caused the COVID-19 pandemic) on Regeneron’s business and its employees, collaborators, and suppliers and other third parties on which Regeneron relies, Regeneron’s and its collaborators’ ability to continue to conduct research and clinical programs, Regeneron’s ability to manage its supply chain, net product sales of products marketed by Regeneron and/or its collaborators (collectively, “Regeneron’s Products”), and the global economy; the nature, timing, and possible success and therapeutic applications of Regeneron’s Products and Regeneron’s product candidates and research and clinical programs now underway or planned, including without limitation Dupixent® (dupilumab) in children aged 6 to 11 years with uncontrolled moderate-to-severe asthma; uncertainty of market acceptance and commercial success of Regeneron’s Products and product candidates and the impact of studies (whether conducted by Regeneron or others and whether mandated or voluntary), including the study discussed in this press release, on the commercial success of Regeneron’s Products (such as Dupixent) and product candidates; the likelihood, timing, and scope of possible regulatory approval and commercial launch of Regeneron’s product candidates and new indications for Regeneron’s Products, such as Dupixent for the treatment of pediatric asthma, pediatric atopic dermatitis, eosinophilic esophagitis, chronic obstructive pulmonary disease, bullous pemphigoid, prurigo nodularis, chronic spontaneous urticaria, food and environmental allergies, and other potential indications; safety issues resulting from the administration of Regeneron’s Products (such as Dupixent) and product candidates in patients, including serious complications or side effects in connection with the use of Regeneron’s Products and product candidates in clinical trials; determinations by regulatory and administrative governmental authorities which may delay or restrict Regeneron’s ability to continue to develop or commercialize Regeneron’s Products and product candidates; ongoing regulatory obligations and oversight impacting Regeneron’s Products, research and clinical programs, and business, including those relating to patient privacy; the availability and extent of reimbursement of Regeneron’s Products from third-party payers, including private payer healthcare and insurance programs, health maintenance organizations, pharmacy benefit management companies, and government programs such as Medicare and Medicaid; coverage and reimbursement determinations by such payers and new policies and procedures adopted by such payers; competing drugs and product candidates that may be superior to, or more cost effective than, Regeneron’s Products and product candidates; the extent to which the results from the research and development programs conducted by Regeneron and/or its collaborators may be replicated in other studies and/or lead to advancement of product candidates to clinical trials, therapeutic applications, or regulatory approval; the ability of Regeneron to manufacture and manage supply chains for multiple products and product candidates; the ability of Regeneron’s collaborators, suppliers, or other third parties (as applicable) to perform manufacturing, filling, finishing, packaging, labeling, distribution, and other steps related to Regeneron’s Products and product candidates; unanticipated expenses; the costs of developing, producing, and selling products; the ability of Regeneron to meet any of its financial projections or guidance and changes to the assumptions underlying those projections or guidance; the potential for any license or collaboration agreement, including Regeneron’s agreements with Sanofi, Bayer, and Teva Pharmaceutical Industries Ltd. (or their respective affiliated companies, as applicable), to be cancelled or terminated; and risks associated with intellectual property of other parties and pending or future litigation relating thereto (including without limitation the patent litigation and other related proceedings relating to EYLEA® (aflibercept) Injection,

Dupixent, and Praluent® (alirocumab)), other litigation and other proceedings and government investigations relating to the Company and/or its operations, the ultimate outcome of any such proceedings and investigations, and the impact any of the foregoing may have on Regeneron’s business, prospects, operating results, and financial condition. A more complete description of these and other material risks can be found in Regeneron’s filings with the U.S. Securities and Exchange Commission, including its Form 10-K for the year ended December 31, 2019 and its Form 10-Q for the quarterly period ended June 30, 2020. Any forward-looking statements are made based on management’s current beliefs and judgment, and the reader is cautioned not to rely on any forward-looking statements made by Regeneron. Regeneron does not undertake any obligation to update publicly any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.

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